UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 2, 2010.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s press release dated May 3, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: May 3, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 2, 2010
2.	Press Release dated May 3, 2010

Exhibit 1

The IDF Expands its Elbit Systems UAS Fleet:

Elbit Systems Awarded $50 Million UAS Contract by the Israeli Defense Ministry

Elbit to supply the IDF with its Hermes® 900 UAS Systems, along with additional Hermes® 450 UAS Systems and an enhancement of the existing UAS intelligence capabilities

Haifa, Israel, May 2, 2010 - Elbit Systems Ltd. (NASDAQ: ESLT and TASE:ESLT)  announced today that it was awarded an Unmanned Aircraft System (UAS) contract from the Israeli Ministry of Defense, valued at approximately $50 million. Under the contract, Elbit Systems will supply the Israeli Defense Forces (IDF) with its brand new Hermes® 900 unmanned systems along with additional Hermes® 450 unmanned systems to expand the IDF's current Hermes® 450 fleet. In addition, the Company will supply the IDF with an enhancement of its existing UAS intelligence capabilities. The contract will be carried out over a three-year period.

With enhanced endurance, the Hermes® 900 allows flight altitude of more than 30,000 ft, large payload capacity and flight capabilities in adverse weather conditions. The Hermes® 900 is based on the highly reliable and combat proven Hermes® 450 UAS, which has accumulated over 170,000 flight hours.

The new Hermes® 900 allows seamless integration with the IDF's existing Hermes® 450 UAS thanks to its universal command & control ground station (UGCS), which enables advanced mission management, automatic taxiing, autonomous flight and automatic takeoff and landing systems common to all the UAS in the Hermes® family. These advantages allow all Hermes® 450 operators to immediately integrate the Hermes® 900 into the existing UAS fleet, using the current infrastructure.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "We are proud to have been selected by the Israeli Ministry of Defense in this UAS project, attesting to the IDF's high level of satisfaction with the performance of our UAS. By introducing the Hermes® 900 into our growing UAS portfolio, we continue to provide the IDF with effective solutions for its varying operational needs, ranging from the mini-UAS Skylark® I-LE operated by the Israeli Ground Forces, through the Hermes® 450 which plays a central role in the IDF's anti-terror efforts, to our brand new Hermes® 900." Ackerman added, "The IMOD's recent order furthers our position as a world leader in the UAS field, and we trust that many customers will follow the IDF's selection of the Hermes® 900, the newest addition to the Elbit Systems UAS portfolio."

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail:  j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Exhibit 2

 Elbit Systems and Ness Technologies Joint Venture, NessBit, to Supply the Israeli Ministry of Defense with Intelligence System Valued at $25 Million

Each company's share of the project is valued at $12.5 million

Haifa, Israel, May 3, 2010 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE:ESLT) a global defense electronics company, and Ness Technologies, Inc. (NASDAQ: NSTC and TASE: NSTC), a global provider of information technology solutions and services, announced today that they were awarded through their joint venture NessBit, a contract valued at approximately $25 million by the Israeli Ministry of Defense to supply an information management system for the Israeli Air Force.

Elbit Systems and Ness Technologies will equally share the project, in the amount of $12.5 million each, to be performed over the next four years. "NessBit" was established in order to develop the unique technological capabilities required for such a high-profile project.

Bezhalel (Butzi) Machlis, Elbit Systems Executive VP and General Manager of Elbit Systems Land and C4I - Tadiran, and Michael Zinderman, President of Ness TSG, noted that both companies were honored to participate in the development of such a highly advanced system, marking a significant technological breakthrough. They added that their cooperation under the joint venture allowed a combination of diverse technological disciplines, providing the customer with a high-quality, unique, cutting-edge solution.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

About Ness Technologies
Ness Technologies (NASDAQ: NSTC and TASE: NSTC) is a global provider of IT and business services and solutions with specialized expertise in software product engineering; and system integration, application development, consulting and software distribution. Ness delivers its portfolio of solutions and services using a global delivery model combining offshore, near-shore and local teams. With about 7,800 employees, Ness has operations in North America, Europe, Israel and India, has customers in over 20 countries, and partners with numerous software and hardware vendors worldwide. For more information about Ness, visit www.ness.com.

Contacts for Elbit Systems

Company Contact:

Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail:  j.gaspar@elbitsystems.com
            dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

Contacts for Ness Technologies

Maya Lustig • Director of Public & Investor Relations
Ness Technologies
4 Atidim Tower, 17th Floor
Tel Aviv 61581, Israel
Mobile:+972.54.6778100 | Office:+972.3.767.5110
maya.lustig@ness.com  | www.ness.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.